December 19, 2019

Robert Bubeck
President and Principal Executive Officer
Allure Worldwide, Inc.
18731 SE River Ridge
Tequesta, FL 33469

       Re: Allure Worldwide, Inc.
           Registration Statement on Form S-1
           Filed November 22, 2019
           File No. 333-234815

Dear Mr. Bubeck:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 22, 2019

Cover page

1. Please state on the cover page that if an acquisition is not consummated within 18 months from the effective date the funds in escrow will be returned pro rata to all investors.
The Offering, page 7

2.     We note your statement that "the Deposited Funds may not be released until an
       acquisition meeting the requirements of Rule 419 has been consummated
....." Please
       revise to indicate that the company will be able to release the deposited funds and securities upon the execution of an agreement for the acquisition of a business or assets for which the fair value of the business or net assets to be acquired represent at least 80 percent of the maximum offering proceeds (a fair value of $336,000 for the business or
 Robert Bubeck
FirstName LastNameRobert Bubeck
Allure Worldwide, Inc.
Comapany19, 2019
December NameAllure Worldwide, Inc.
December 19, 2019 Page 2
Page 2
FirstName LastName
         assets to be acquired is required in this offering). Please revise the appropriate sections throughout the prospectus.
Selling Shareholder, page 18

3. Please revise to indicate any office or position held with the company or other material relationship the selling shareholder has or had with the company. See Item 507 of Regulation S-K.
Directors, Executive Officers, Promoters and Control Persons, page 30

4. Please disclose each officers business experience within the past five years including each company where they worked as a director or executive officer during that time and clearly describe when they worked in such positions and the nature of their responsibilities. Refer to Item 401(e) of Regulation S-K. It appears both your executive officers served as officers with Atlantic Acquisition Inc. and other companies within the past five years.
         Describe clearly their experience with other blank check companies. Certain Relationships and Related Transactions, page 33

5. Please revise to provide the disclosure required by Item 404(a) of Regulation S-K regarding Robert Bubeck paying expenses with personal funds and the issuance of
         5,000,000 shares to Margaret McLaughlin and to Robert Bubeck. Revise to provide the disclosure required by Item 404(a) of Regulation S-K regarding the issuance of shares to
         Benny Doro, Lawson Pedigo and John Gladdis or advise us why the disclosure is not required. We many have further comment.
Report of Independent Registered Public Accounting Firm, page F-2

6. We note your auditor has included a section for Critical Audit Matters. It does not appear that your auditor has included the information required by paragraph 14 of AS 3101.
         Please have your auditor revise the report, or advise.
7. It appears that your auditor has included an explanatory paragraph with respect to substantial doubt about the company's ability to continue as a going concern. Please have your auditor revise the report to include this explanatory paragraph immediately following the opinion paragraph, or tell us how this placement is consistent with AS 2415.
Item 16. Exhibits and Financial Statement Schedules
Index of Exhibits, page F-14

8. We note that your Articles of Incorporation indicate that the company is incorporated in the State of Florida. We also note that the Description of Business, on page 22, indicates that the company is incorporated in the State of Florida. We also note that your legality opinion by Elaine A. Dowling, Esq. opines on Nevada law. Finally your facing page indicates that the company is incorporated in Nevada. Please revise your registration statement as appropriate and file either corrected Articles of Incorporation or a new
 Robert Bubeck
Allure Worldwide, Inc.
December 19, 2019
Page 3
      legality opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Bubeck
                                                           Division of
Corporation Finance
Comapany NameAllure Worldwide, Inc.
                                                           Office of Real
Estate & Construction
December 19, 2019 Page 3
cc:       Elaine A. Dowling, Esq.
FirstName LastName